                                 James T. Hudson

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 11)*

                               HUDSON FOODS, INC.

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                                (Name of Issuer)

                      Class A Common Stock, $.01 par value

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                         (Title of Class of Securities)

                                 443782-10-7

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                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 5 Pages

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SCHEDULE 13G

CUSIP No. 443782-10-7                                        Page 2 of 5 Pages

1.    Name of Reporting Person

      S.S. or I.R.S. Identification No. of Above Person

      James T. Hudson

2.    Check the appropriate box if a member of a group

                                                                        (a)  [ ]

                                                                        (b)  [x]

3.    SEC USE ONLY

4.    Citizenship or Place of Organization

      United States of America

                             [    5.  Sole Voting Power -      8,987,028(1)(2)
                             [
Number of Shares             [    6.  Shared Voting Power -              1,500
Beneficially Owned           [
By Each Reporting            [    7.  Sole Dispositive Power - 7,715,028(1)(2)
Person With                  [
                             [    8.  Shared Dispositive Power -         1,500

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      8,988,528 shares(1)(2)

10.   Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares

      Not Applicable                                              [ ]

11.   Percent of Class Represented by Amount in Row 9

      31.8%

12.   Type of Reporting Person

      IN

--------------------
(1) Includes 9,000 shares of Class A common stock that may be acquired by exercise of stock options within 60 days following December 31, 1996.

(2) Includes 7,650,000 shares of Class B common stock that may be converted at any time into 7,650,000 shares of Class A common stock.

SCHEDULE 13G

CUSIP No. 443782-10-7                                        Page 3 of 5 pages

Item 1(a).    Name of Issuer

                   Hudson Foods, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices

                   1225 Hudson Road
                   Rogers, Arkansas  72756

Item 2(a).    Name of Person Filing

                   James T. Hudson

Item 2(b).    Address of Principal Business Office or, if None, Residence

                   1225 Hudson Road
                   Rogers, Arkansas  72756

Item 2(c).    Citizenship

                   United States of America

Item 2(d).    Title of Class of Securities

                      Class A Common Stock, $.01 par value

Item 2(e).    CUSIP No.

                   443782-10-7

Item 3.       Not Applicable

Item 4.       Ownership

                   (a)  Amount Beneficially Owned:  8,988,528 shares(1)(2)

                   (b)  Percent of Class:  31.8%

--------------------
(1) Includes 9,000 shares of Class A common stock that may be acquired by exercise of stock options within 60 days following December 31, 1996.

(2) Includes 7,650,000 shares of Class B common stock that may be converted at any time into 7,650,000 shares of Class A common stock.

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SCHEDULE 13G

CUSIP No. 443782-10-7                                        Page 4 of 5 pages

                   (c)  Number of shares as to which such person has:

                        (i) sole power to vote or to direct the vote - 8,987,028(1)(2)

                        (ii)  shared power to vote or to direct the vote -
                              1,500

                        (iii) sole power to dispose or to direct the
                              disposition of - 7,715,028(1)(2)

                        (iv) shared power to dispose or to direct the disposition of - 1,500

Item 5.       Ownership of Five Percent or Less of a Class

                    Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

                    James T. Hudson holds revocable proxies allowing him to vote 1,272,000 shares of Hudson Foods, Inc. Class A Common Stock and thus is considered to be a beneficial owner of such shares. In addition, Mr. Hudson is deemed beneficially to own 1,500 shares of Class A Common Stock held by his wife. The record owners of such shares retain the right to receive dividends from, or the proceeds from the sale of, such shares. The 1,272,000 shares for which Mr. Hudson holds voting proxies are owned by Charles B. Jurgensmeyer (650,000 shares) and Gary L. Anderson (622,000 shares). Mr. Hudson disclaims beneficial ownership of the 1,272,000 shares for which he holds voting proxies and the 1,500 shares held by his wife.

--------------------
(1) Includes 9,000 shares of Class A common stock that may be acquired by exercise of stock options within 60 days following December 31, 1996.

(2) Includes 7,650,000 shares of Class B common stock that may be converted at any time into 7,650,000 shares of Class A common stock.

SCHEDULE 13G

CUSIP No. 443782-10-7                                        Page 5 of 5 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                    Not Applicable

Item 8.       Identification and Classification of Members of the Group

                    Not Applicable

Item 9.       Notice of Dissolution of Group

                    Not Applicable

Item 10.      Certification

                    Not Applicable

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 14, 1997

                                      ------------------------------
                                      Date

                                      /s/ James T. Hudson

                                      ------------------------------
                                      James T. Hudson